UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 12, 2010
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158199). Credit Suisse Group AG’s financial report for the fourth quarter of 2009 (Credit Suisse Financial Report 4Q09) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on February 12, 2010. The Bank is incorporating by reference the Credit Suisse Financial Report 4Q09 (except for the sections entitled “Dear shareholders” and “Investor Information”).

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Report 4Q09 contains financial information for the three months and the year ended December 31, 2009. The Group’s and the Bank’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2009 and the Group and the Bank have not finalized their Annual Report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

Management has not yet completed its assessment of the Group’s the Bank’s internal control over financial reporting for the year ended December 31, 2009, and the independent registered public accounting firm has not yet completed its attestation of management's assessment. In connection with the filing of the Group’s and the Bank’s Annual Report on Form 20-F for the year ended December 31, 2009, the Group and the Bank will provide management's annual report on internal control over financial reporting and the registered public accounting firm's attestation thereon, which have not yet been finalized.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2008 (the Credit Suisse 2008 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data
Selected operations statement information

in	4Q09	4Q08	% change	2009	2008	% change

Statements of operations (CHF million)

Net revenues	6,580	(4,659)	–	31,993	7,305	338

Provision for credit losses	(52)	485	–	460	797	(42)

Compensation and benefits	2,413	3,111	(22)	14,706	12,958	13

General and administrative expenses	2,255	2,326	(3)	7,622	7,299	4

Commission expenses	499	540	(8)	1,848	2,090	(12)

Total other operating expenses	2,754	2,866	(4)	9,470	9,389	1

Total operating expenses	5,167	5,977	(14)	24,176	22,347	8

Income/(loss) from continuing operations before taxes	1,465	(11,121)	–	7,357	(15,839)	–

Income tax expense/(benefit)	439	(3,233)	–	1,794	(4,922)	–

Income/(loss) from continuing operations	1,026	(7,888)	–	5,563	(10,917)	–

Income/(loss) from discontinuing operations	0	(538)	100	169	(531)	–

Net income/(loss)	1,026	(8,426)	–	5,732	(11,448)	–

Less net income/(loss) attributable to noncontrolling interests	93	(2,964)	–	(697)	(3,379)	(79)

Net income/(loss) attributable to shareholders	933	(5,462)	–	6,429	(8,069)	–

of which from continuing operations	933	(4,924)	–	6,260	(7,538)	–

of which from discontinued operations	–	(538)	100	169	(531)	–

Selected balance sheet information

end of	4Q09	4Q08	% change

Balance sheet statistics (CHF million)

Total assets	1,010,482	1,151,669	(12)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operation for the three months ended December 31, 2009 and 2008, and the condensed consolidating balance sheets as of December 31, 2009 and 2008, refer to Note 26 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited, in the Credit Suisse Financial Report 4Q09. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2008 20-F and I – Credit Suisse Results – Operating environment in the Credit Suisse Financial Report 4Q09.

BIS statistics

end of	4Q09	4Q08	% change

Capital (CHF million)

Tier 1 capital	34,695	34,192	1

of which hybrid instruments	11,617	11,897	(2)

Total eligible capital	46,320	47,839	(3)

Capital ratios (%)

Tier 1 ratio	16.5	13.9	–

Total capital ratio	22.0	19.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information

	Bank		Group

in	4Q09	4Q08	4Q09	4Q08

Statements of operations (CHF million)

Net revenues	6,580	(4,659)	6,715	(4,468)

Total operating expenses	5,167	5,977	5,295	6,393

Income/(loss) from continuing operations before taxes	1,465	(11,121)	1,460	(11,347)

Income/(loss) from continuing operations	1,026	(7,888)	999	(8,172)

Net income/(loss) attributable to shareholders	933	(5,462)	793	(8,710)

of which from continuing operations	933	(4,924)	793	(5,486)

Comparison of selected operations statement information

	Bank		Group

in	2009	2008	2009	2008

Statements of operations (CHF million)

Net revenues	31,993	7,305	33,294	9,268

Total operating expenses	24,176	22,347	24,711	23,357

Income/(loss) from continuing operations before taxes	7,357	(15,839)	8,077	(14,902)

Income/(loss) from continuing operations	5,563	(10,917)	6,242	(10,306)

Net income/(loss) attributable to shareholders	6,429	(8,069)	6,724	(8,218)

of which from continuing operations	6,260	(7,538)	6,555	(7,687)

Comparison of selected balance sheet information

	Bank		Group

end of	4Q09	4Q08	4Q09	4Q08

Balance sheet statistics (CHF million)

Total assets	1,010,482	1,151,669	1,031,427	1,170,350

Total liabilities	964,731	1,105,520	983,099	1,123,129

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 18, II – Results by division on pages 20 to 44 and III – Overview of Results and Assets under Management on pages 46 to 50. These sections are included in the Credit Suisse Financial Report 4Q09.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury and Risk management on pages 52 to 64 of the Credit Suisse Financial Report 4Q09.
Exhibits
No. Description

99.1 Credit Suisse Financial Report 4Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: February 12, 2010

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer